EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2008
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$2,661	$(4,364)	$3,468	$3,020	$2,922	$1,244
Plus: Income Taxes	1,753	(2,476)	2,248	2,313	2,343	1,568
Fixed Charges	5,494	4,761	10,672	17,093	18,259	14,583
Earnings Available for Fixed Charges	9,908	(2,079)	16,388	22,426	23,524	17,395

Fixed Charges:
Interest Expense	5,225	4,454	10,269	16,687	17,837	14,141
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422	442
Total Fixed Charges	5,494	4,761	10,672	17,093	18,259	14,583

Ratio of Earnings to Fixed Charges	1.8	-0.4	1.5	1.3	1.3	1.2

Calculation of Rental Expense Equivalent to Interest
Rental Expense	806	921	1,209	1,217	1,265	1,326
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422	442